               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


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                                 :
ANTHONY DIOVANNI,                :
                                 :
               Plaintiff,        :     Civil Action No. 13941
                                 :
          -against-              :
                                 :     CLASS ACTION
JOHN P. DESBARRES, WILLIAM H.    :     COMPLAINT
LUERS, FREDERICK H. SCHULTZ,     :     ------------
GORDON F. AHALT, BENJAMIN F.     :
BAILAR, ROBERT W. FRI, DAVID J.  :
GRISSOM and TRANSCO ENERGY CO.,  :
                                 :
               Defendants.       :
                                 :
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          Plaintiff, by his attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through his counsel), except with respect to his ownership of Transco Energy Co. ("Transco" or the "Company") common stock, which is alleged upon his personal knowledge as follows:

                                  THE PARTIES
                                  -----------


          1.  Plaintiff is the owner of 550 shares of Transco common stock.

          2. Defendant Transco is a corporation organized and existing under the laws of the State of Delaware. Transco maintains its principal offices at 2800 Post Oak Boulevard,
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P.O. Box 1396, Houston, Texas.  Transco transports natural gas through its two interstate pipeline systems, 10,500-mile Transcontinental Gas Pipe Line Corporation and 6,050-mile Texas Gas Transmission Corporation, to markets in the eastern and midwestern United States, respectively. Transco also buys, sells and arranges for the transportation of natural gas throughout the United States and Canada through its marketing subsidiary, Transco Gas Marketing Company. Transco, through Interstate Coal Company, also mines coal in eastern Kentucky and Tennessee.

          3. Defendant John P. Desbarres is the Chairman of the Board, President and Chief Executive Officer of Transco.

          4. Defendants William H. Luers, Frederick H. Schultz, Gordon F. Ahalt, Benjamin F. Bailar, Robert W. Fri and David J. Grissom are directors of Transco.

          5. The foregoing individual defendants (collectively referred to herein as the "Director Defendants") are in a fiduciary relationship with plaintiff and the public stockholders of Transco, and owe plaintiff and the other Transco public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

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                           CLASS ACTION ALLEGATIONS
                           ------------------------


          6. Plaintiff brings this action on his own behalf and as a class action on behalf of all shareholders of defendant Transco (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

          7. This action is properly maintainable as a class action for the following reasons:

              (a) the class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of June 30, 1994, there were over 40 million shares of Transco common stock outstanding, owned by over 15,000 shareholders of record scattered throughout the United States.

              (b) there are questions of law and fact which are common to members of the class and which include, inter alia, the following:
                                        ----- ----

                   (i) whether the Director Defendants have breached their fiduciary duties owed by them to plaintiff and members of the class and/or have aided and abetted in such breach, by virtue of their

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          participation and/or acquiescence and by their other conduct complained of herein;

                  (ii) whether defendants have failed to fully disclose the true value of defendant Transco's assets and earnings power;

                 (iii) whether the Director Defendants have wrongfully failed and refused to seek a purchaser of Transco and/or any and all of its various assets or divisions at the highest possible price;

                  (iv) whether plaintiff and the other members of the Class will be irreparably damaged by defendants' failure to conduct an active auction of Transco; and

                   (v) whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

          8. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly,

                                      -4-
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plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          9. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         10. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------


         11. On May 2, 1994, Smith Barney Shearson raised Transco to "buy" from "outperform."

         12. On May 17, 1994, Desbarres stated at Transco's 46th Annual Meeting that Transco "is well on its way to achieving its vision of being the premier transporter and marketer in the eastern half of the United States." He further stated that, "Demand is growing in Transco's markets, and we

                                      -5-
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are not only keeping pace, but actually outdoing our competition in meeting customer needs. And I can not think of a better way for our company to achieve success."

         13. On July 20, 1994, Transco announced its second quarter improved operating income which was the seventh consecutive quarter of improved operating results.

         14. On August 4, 1994, Transco announced organizational changes to better pursue development of new business and expand the reliance, quality services provided to its current customers. These changes refined the organization and increased the value of Transco.

         15. On October 26, 1994, Transco announced its third quarter improved operating income. This was its eighth consecutive quarter of improved operating results.

         16. Transco was on its way to becoming the premier transporter and marketer in the eastern half of the U.S. before its public announcement on December 12, 1994.

         17. On December 12, 1994, it was publicly announced that Transco approved a merger between Transco and Williams Cos. ("Williams"). Under the terms of the merger agreement, Williams will pay $17.50 cash a share for up to
24.6 million Transco shares or 60% of Transco common stock and related

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common stock purchase rights.  The tender offer will be conditioned on, among other things, the tender of no fewer than 20.9 million shares, or 51% of Transco's common stock. After the tender offer, a newly formed Williams unit will be merged into Transco, with Transco continuing as a wholly owned subsidiary of Williams. The outstanding shares of Transco $4.75 cumulative convertible preferred stock will be converted into the right to receive an equal number of shares of a new series of Williams $4.75 cumulative convertible preferred stock convertible into 0.5588 Williams common shares. The Transco $3.50 cumulative convertible preferred stock will be converted into the right to receive an equal number of shares of a new series of Williams $3.50 cumulative convertible preferred stock convertible into 1.5625 Williams common shares and otherwise having substantially equivalent rights.

         18. In addition, Williams and Transco signed a stock option agreement providing for Williams to buy up to 7.5 million additional Transco common shares at $17.50 each. If Williams exercises the stock option, Transco has the right to cancel the option for a cash payment not to exceed $2 per option share.

         19. The total value of the cash tender offer and merger, including the exchange of new series of Williams convertible preferred stock for Transco's two outstanding series

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of convertible preferred stock and including Transco's outstanding indebtedness, is $3 billion. The cash tender offer will be followed by a stock merger in which Transco common shares not purchased in the tender offer will be exchanged for 0.625 of a Williams common share.

         20. Under the circumstances, the Director Defendants are obligated to explore all alternatives to maximize shareholder value. The Director Defendants will be in breach of their fiduciary duties owed to Transco's public shareholders if they fail to fully explore bona fide offers by potential
                                           ---- ----
acquirors for the purchase of the Company.

         21. The Williams proposal constitutes a change of control of Transco, its business and affairs.

         22. The Director Defendants agreed to the merger in order to advance their own interests, including their interests in obtaining lucrative positions in the new combined company, at the expense and to the detriment of the stockholders of Transco.

         23. The Director Defendants have violated fiduciary and other common law duties which they owe to plaintiff and the other members of the Class in that they are not exercising informed independent business judgment, have acted and are acting to the detriment of the members of the Class in order to

                                      -8-
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benefit themselves, and have participated in and substantially and knowingly aided and abetted the above breaches of fiduciary duty and the plan to dilute the public stockholders' interest on unfair and inadequate terms.

         24. The Director Defendants are liable as direct participants and as aider and abettors of the wrongs complained of herein. Because of their positions of control and authority as officers and directors of Transco, they were able to and did, directly or indirectly, control the actions of Transco in agreeing to a merger on terms which benefit themselves but are unfair to the shareholders of Transco. In violation of the fiduciary duties owed Transco's shareholders, the Directors Defendants are causing, or are substantially and knowingly aiding and abetting in, the plan to enable Williams to acquire Transco for their own and William to acquire Transco for their own and William's benefit, and to the detriment of plaintiff, the plaintiff class and Transco public stockholders.

         25. Plaintiff and the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to maximize shareholder value.

         26.  Plaintiff has no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

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          A.  Declaring this to be a proper class action;

          B. Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                    (i) undertake an appropriate evaluation of alternatives designed to maximize value for Transco's public stockholder;

                   (ii) adequately ensure that no conflicts of interests exist between defendants' own interests and their fiduciary obligation to the public stockholders or, if such conflicts exist, to ensure that all of the conflicts would be resolved in the best interests of Transco's public stockholders; and

                  (iii) act independently, by, among other things, appointing a disinterested committee so that the interests of Transco's public stockholders would be protected, or alternatively, appointing a shareholder committee to review all bona fide offers.
                                              ---- ----

          C.  Enjoining the consummation of the merger agreement;

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          D.  Directing that defendants pay to plaintiff and the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          E. Awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and expert; and

          F. Granting such other and further relief as may be just and proper in the premises.

Dated:  December 27, 1994
                                       ROSENTHAL, MONHAIT, GROSS &
                                         GODDESS, P.A.


                                       By: /s/ Norman Monhait
                                          ---------------------------
                                               Norman Monhait
                                       First Federal Plaza
                                       Suite 214
                                       Wilmington, Delaware  19899
                                       Telephone:  (302) 656-4433

                                       Attorneys for Plaintiff

OF COUNSEL:

LAW OFFICES OF CURTIS V. TRINKO
310 Madison Avenue
14th Floor
New York, New York  10017
(212) 490-9550

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